



Malek Alqadi · 3rd

 **Cohesion Studio**

Architecture + Design

Los Angeles, California, United States · 458 connections ·

Contact info

Experience

Principal

Cohesion Studio

Jan 2016 – Present · 4 yrs 7 mos

Greater Los Angeles Area

Cohesion is a Los Angeles based practice. Cohesion's architectural principles emerges from a mindfulness of how contemporary life constantly evolves, while provoking our desire to feel ou best in those spaces. Architecture has to deal with today's challenges not in vague utopian theories, rather, embraces the possible from the pragmatic. Like a form of alchemy, we can address these multi-layered problems through its adherence to contextual, environmental and social problems. By hitting the subtle overlap between pragmatic and utopia, architecture finds the freedom to change how we converse with our contemporary worlds.



Founder

Folly Collection

Mar 2016 – Present · 4 yrs 5 mos

Greater Los Angeles Area

Folly derives from a contemporary need to develop an unconventional escape. The approach behind the architectural design is filtered through sustainability, integrated technology and shared experiences. This uniquely designed structure provides an experience that allows you t physically connect with fellow explorers or simply relax in alone time. Utilizing archit **...see mor**

Senior Designer | Project Manager

JSA

Jan 2012 – Dec 2017 · 6 yrs

Greater Los Angeles Area

JSA provides invigorating and dynamic spaces that are thoughtfully elegant, detailed and precise, and sensitive to the surrounding environment. As a trusted advisor, JSA celebrates the client's creative vision throughout planning and design. Through collaboration within its interdisciplinary design studio, JSA merges architectural form with the landscape and interior.

Education



New School of Architecture and Design

Bachelor of Architecture (B.Arch.)

2007 – 2012

Licenses & Certifications



LEED GA

USGBC-Los Angeles

Issued Jun 2014 · No Expiration Date

Skills & Endorsements

SketchUp · 30

 Endorsed by **Brandon Martella and 1 other who is highly skilled at this**

Revit · 27

 Endorsed by **Maryam Z. Yaghoubi, who is highly skilled at this**

Architectural Design · 27

Leah A. and 26 connections have given endorsements for this skill

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Accomplishments

2 **Languages**
Arabic • English

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1 **Publication**
COHESION: the integration of pragmatic and contextual relevancy

